Exhibit 16.1

February 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Form 8-K dated January 27, 2004, of Vestin Group, Inc. and are in agreement with the statements contained in the second, third, and fourth paragraphs and the first sentence of the first paragraph. We have no basis to agree or disagree with the statements made in the second sentence of the first paragraph.

/s/ Ernst & Young LLP